Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2024

Gurugram, India and New York August 12, 2024— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended June 30, 2024.

“For the three months ended June 30, 2024, we reported revenue of INR 1,050.7 million (USD 12.6 million), representing a decline of 5.0% year-over-year. Adjusted Air Ticketing Margins were impacted by a 20.7% decrease driven by lower volumes. The decline was primarily driven by reduced volumes in the B2C segment, as we optimized discounts amid intensifying price competition in the market. Adjusted EBITDA came in at INR 65.6 million (USD 0.8 million), a decrease from INR 115.4 million in the same period last year, reflecting the impact of lower volumes.

Despite challenges in the B2C segment during the June quarter, the Corporate Travel segment showed robust growth across all key metrics. We successfully secured 34 new corporate customer accounts, representing an annual billing potential of INR 2,028 million, with average billing potential up 77% sequentially. As the leader in Corporate Travel services in India, our customer acquisition rates remain strong, consistently outperforming industry benchmarks. We are currently exploring strategic M&A opportunities to further bolster our Corporate Travel segment, with a promising pipeline of prospects under evaluation.

In addition, we made significant strides in our Meetings, Incentives, Conferences, and Exhibitions (MICE) business. During the quarter, a newly onboarded team began ramping up operations. While MICE contributions were muted for the June quarter, early indicators for the current quarter are positive, with meaningful business already secured. We anticipate this business will become a significant growth driver in the near future.

Progress continues toward simplifying our corporate structure, with the Board-appointed restructuring committee actively engaging with all relevant stakeholders. The committee is diligently working on developing a comprehensive proposal to streamline our operations and enhance shareholder value.

The June quarter posed challenges for our B2C segment; however, we are encouraged by the strong momentum we are witnessing in our Corporate Travel business. The growth in new corporate accounts and the exciting developments in our MICE business underscore our commitment to driving long-term value for our stakeholders. As we navigate the evolving landscape, we remain focused on our strategic priorities to further strengthen our market leadership.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended June 30, 2024:

●	Revenue of INR 1,050.7 million (USD 12.6 million), representing a decrease of 5.0% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 919.0 million (USD 11.0 million), representing a decrease of 20.7% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 277.1 million (USD 3.3 million), representing a decrease of 9.9% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 16,547.6 million (USD 198.6 million), representing a decrease of 16.6% YoY.
●	Loss for the period was INR 0.8 million (USD 0.1 million) versus a loss of INR 23.9 million (USD 0.3 million) for the three months ended June 30, 2023, reflecting a decline in loss by INR 23.1 million (USD 0.3 million) YoY.
●	Result from operations were a loss of INR 34.1 million (USD 0.4 million) versus a profit of INR 52.7 million (USD 0.6 million) for the three months ended June 30, 2023, reflecting a decrease in profit by INR 86.8 million (USD 1.0 million) YoY.
●	Adjusted EBITDA(2) was INR 65.6 million (USD 0.8 million) reflecting a decrease by 43.2% YOY.

	Three months ended June 30,
	2023	2024	2024
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,105,817	1,050,718	12,609	(5.0)%
Results from operations	52,721	(34,124)	(410)	(164.7)%
Loss for the period	(23,944)	(763)	(9)	96.8%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,159,032	918,951	11,028	(20.7)%
Adjusted Margin - Hotels and Packages	307,621	277,141	3,326	(9.9)%
Adjusted Margin - Other Services	32,728	72,117	865	120.4%
Others (Including Other Income)	153,988	154,484	1,854	0.3%
Adjusted EBITDA (2)	115,405	65,590	787	(43.2)%
Operating Metrics
Gross Bookings (3)	19,834,376	16,547,649	198,580	(16.6)%
Air Ticketing	16,923,959	13,520,293	162,250	(20.1)%
Hotels and Packages	2,404,142	2,398,832	28,787	(0.2)%
Other Services (6)	506,275	628,524	7,543	24.1%
Adjusted Margin% (4)
Air Ticketing	6.8%	6.8%
Hotels and Packages	12.8%	11.6%
Other Services	6.5%	11.5%
Quantitative details (5)
Air Passengers Booked	1,825	1,330		(27.1)%
Stand-alone Hotel Room Nights Booked	491	417		(15.1)%
Packages Passengers Travelled	6	7		17.4%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of June 30, 2024, 61,576,370 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2024, the unaudited condensed consolidated statement of financial position as at June 30, 2024, the unaudited condensed consolidated statement of cash flows for the three months ended June 30, 2024 and discussion of the results of the three months ended June 30, 2024 compared with three months ended June 30, 2023, were converted into U.S. dollars at the exchange rate of 83.33 INR per USD, which is based on the noon buying rate as at June 30, 2024, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

On August 12, 2024, the Board of Directors of Yatra Online Limited, the Company’s Indian Subsidiary (“Yatra India”) approved a Composite Scheme of Amalgamation (“Scheme”) involving Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively referred to as the “Amalgamating Companies”). The primary objective of this amalgamation is to simplify management, operational, and corporate structures, thereby enhancing efficiencies and generating synergies.

The management of Yatra India believes that, among other benefits, the Amalgamated Company will achieve greater operational and economic efficiency. This will be accomplished through the pooling and more effective utilization of combined resources, reducing overhead costs and expenses, achieving economies of scale, eliminating duplication of work, and rationalizing compliance requirements.

The Scheme is subject to requisite approvals/consents, as may be required in this regard

Results of Three Months Ended June 30, 2024

Revenue. We generated Revenue of INR 1,050.7 million (USD 12.6 million) in the three months ended June 30, 2024, a decrease of 5.0% compared with INR 1,105.8 million (USD 13.3 million) in three months ended June 30, 2023. Decrease in revenue is mainly driven by lower gross booking on account of optimization amid intensifying price competition in the market.

Service cost. Our Service cost decreased to INR 204.0 million (USD 2.4 million) in the three months ended June 30, 2024, compared to Service cost of INR 219.0 million (USD 2.6 million) in the three months ended June 30, 2023.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	489,369	456,909	452,555	383,136	26,718	67,787
Customer promotional expenses	669,663	462,042	74,086	97,959	6,010	4,330
Service cost	-	-	(219,020)	(203,954)	-	-
Adjusted Margin	1,159,032	918,951	307,621	277,141	32,728	72,117

Air Ticketing. Revenue from our Air Ticketing business was INR 456.9 million (USD 5.5 million) in the three months ended June 30, 2024 as compared to INR 489.4 million (USD 5.9 million) in the three months ended June 30, 2023, reflecting a decrease of 6.6%.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 919.0 million (USD 11.0 million) in the three months ended June 30, 2024, as compared to INR 1,159 million (USD 13.9 million) in the three months ended June 30, 2023. In the three months ended June 30, 2024, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 462.0 million (USD 5.5 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 669.7 million (USD 8.0 million) in the three months ended June 30, 2023 The decrease in Adjusted Margin – Air Ticketing was largely due to lower gross booking on account of optimization of discount amid intensifying price competition in the market.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 383.1 million (USD 4.6 million) in the three months ended June 30, 2024, as compared to INR 452.6 million (USD 5.4 million) in the three months ended June 30, 2023, reflecting a decrease of 15.3%.

Adjusted Margin (1) for this segment decreased by 9.9% to INR 277.1 million (USD 3.3 million) in the three months ended June 30, 2024 from INR 307.6 million (USD 3.7 million) in the three months ended June 30, 2023. In the three months ended June 30, 2024, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 98.0 million (USD 1.2 million) against an add-back of INR 74.1 million (USD 0.9 million) in the three months ended June 30, 2023. The decrease in adjusted margin is driven by lower gross bookings of our affiliate’s hotels business.

Other Services. Our Revenue from Other Services was INR 67.8 million (USD 0.8 million) in the three months ended June 30, 2024, an increase from INR 26.7 million (USD 0.3 million) in the three months ended June 30, 2023.

Adjusted Margin for this segment increased by 120.4% to INR 72.1 million (USD 0.9 million) in the three months ended June 30, 2024, from INR 32.7 million (USD 0.4 million) in the three months ended June 30, 2023. In the three months ended June 30, 2024, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.3 million (USD 0.1 million) against an add-back of INR 6.0 million (USD 0.1 million) in the three months ended June 30, 2023 pursuant to IFRS 15. The increase in adjusted margin of other services is driven by increase in gross bookings of our other services products along with increase in margin %.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 142.9 million (USD 1.7 million) in the three months ended June 30, 2024, an increase from INR 137.2 million (USD 1.6 million) in the three months ended June 30, 2023 due to an increase in advertising revenue.

Other Income. Our Other Income decreased to INR 11.6 million (USD 0.1 million) in the three months ended June 30, 2024 from INR 16.8 million (USD 0.2 million) in the three months ended June 30, 2023 due to decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 30.3% to INR 359.2 million (USD 4.3 million) in the three months ended June 30, 2024 from INR 275.8 million (USD 3.3 million) in the three months ended June 30, 2023. Excluding employee share-based compensation costs of INR 38.8 million (USD 0.5 million) in the three months ended June 30, 2024, compared to INR 14.4 million (USD 0.2 million) in the three months ended June 30, 2023, personnel expenses increased by 22.6% in the three months ended June 30, 2024 on account of increase in our leadership strength (to venture into new business/products) and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 29.7% to INR 92.2 million (USD 1.1 million) in the three months ended June 30, 2024 from INR 131.0 million (USD 1.6 million) in the three months ended June 30, 2023. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 656.5 million (USD 7.9 million) in the three months ended June 30, 2024 against INR 880.8 million (USD 10.6 million) in the three months ended June 30, 2023, decreased by 25.5% on a YoY.

Other Operating Expenses. Other operating expenses decreased by 4.0% to INR 380.2 million (USD 4.6 million) in the three months ended June 30, 2024 from INR 395.8 million (USD 4.7 million) in the three months ended June 30, 2023.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 26.2% to INR 60.9 million (USD 0.7 million) in the three months ended June 30, 2024 from INR 48.3 million (USD 0.6 million) in the three months ended June 30, 2023 primarily due to an increase in amortization.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 34.1 million (USD 0.4 million) in the three months ended June 30, 2024. Our results from operations for the three months ended June 30, 2023 was a profit of INR 52.7 million (USD 0.6 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 4.7 million (USD 0.1 million) for three months ended June 30, 2024 as compared to a profit of INR 67.1 million (USD 0.8 million) for three months ended June 30, 2023.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income increased to INR 65.8 million (USD 0.8 million) in the three months ended June 30, 2024 from INR 8.5 million (USD 0.1 million) in the three months ended June 30, 2023. This increase was primarily on account of increase in our term deposits from 665.7 million as on June 30, 2023 to 3,461.2 million as on June 30, 2024.

Finance Costs. Our finance costs of INR 28.6 million (USD 0.3 million) in the three months ended June 30, 2024 which includes interest on the lease liability of INR 7.8 million (USD 0.1 million) decreased by INR 56.8 million (USD 0.7 million) from finance cost of INR 85.4 million (USD 1.0 million) in the three months ended June 30, 2023, which includes interest on the lease liability of INR 8.6 million (USD 0.1 million). This decrease is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans, non-convertible debentures (NCDs) and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra Online Limited, our Indian subsidiary (“Indian IPO”),. During the three month ended June 30, 2024, the Company has incurred INR Nil (USD Nil) compared to a reversal of INR 14.0 million (USD 0.2 million) during the three months ended June 30, 2023.

Income Tax Expense. Our income tax expense during the three months ended June 30, 2024 was INR 3.8 million (USD 0.1 million) compared to income tax expense of INR 13.7 million (USD 0.2 million) during the three months ended June 30, 2023.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2024 was INR 0.8 million (USD 0.1 million) as compared to a loss of INR 23.9 million (USD 0.3 million) in the three months ended June 30, 2023. Excluding the employee share based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 38.0 million (USD 0.5 million) for the three months ended June 30, 2024 against an Adjusted loss(1) of INR 23.5 million (USD 0.3 million) for the three months ended June 30, 2023.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA (1) decreased to INR 65.6 million (USD 0.8 million) in the three months ended June 30, 2024 from an Adjusted EBITDA (1) of INR 115.4 million (USD 1.4 million) in the three months ended June 30, 2023.

Basic Earnings/(Loss) per Share. Basic Loss per Share was INR 0.41 (USD 0.01) in the three months ended June 30, 2024 as compared to Basic Loss per share of INR 0.39 (USD 0.01) in the three months ended June 30, 2023. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Basic Earnings per Share(1) would have been INR 0.01 (USD 0.01) in the three months ended June 30, 2024, as compared to Adjusted Basic Loss per share of INR 0.39 (USD 0.01) in the three months ended June 30, 2023.

Diluted Earnings/(Loss) per Share. Diluted Loss per Share was INR 0.41 (USD 0.01) in the three months ended June 30, 2024 as compared to Diluted Loss per share of INR 0.39 (USD 0.01) in the three months ended June 30, 2023. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Earnings per Share(1) would have been INR 0.01 (USD 0.01) in the three months ended June 30, 2024 as compared to Adjusted Diluted Loss of INR 0.39 (USD 0.01) in the three months ended June 30, 2023.

Liquidity. As of June 30, 2024, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,482.1 million (USD 53.8 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended June 30, 2024 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on August 13, 2024. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 825008 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/252250535.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortisation - These primarily reflect depreciation and amortisation on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, listing and related expenses, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended
Amount in INR thousands	June 30, 2023	June 30, 2024
Loss for the period as per IFRS	(23,944)	(763)
Employee share-based compensation costs	14,414	38,792
Depreciation and amortization	48,271	60,922
Finance income	(8,469)	(65,814)
Finance costs	85,438	28,606
Listing and related expenses	(13,983)	-
Tax expense	13,678	3,847
Adjusted EBITDA	115,405	65,590

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended
Amount in INR thousands	June 30, 2023	June 30, 2024
Results from operations (as per IFRS)	52,721	(34,124)
Employee share-based compensation costs	14,414	38,792
Adjusted Results from Operations	67,135	4,668

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended
Amount in INR thousands	June 30, 2023	June 30, 2024
Loss for the period (as per IFRS)	(23,944)	(763)
Employee share-based compensation costs	14,414	38,792
Listing and related expenses	(13,983)	-
Adjusted Profit/(Loss) for the period	(23,513)	38,029

	Three months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	June 30, 2023	June 30, 2024
Basic Loss per share (as per IFRS)	(0.39)	(0.41)
Employee share-based compensation costs	0.22	0.42
Listing and related expenses	(0.22)	-
Adjusted Basic Earnings/(Loss) Per Share	(0.39)	0.01

	Three months ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	June 30, 2023	June 30, 2024
Diluted Loss per share (as per IFRS)	(0.39)	(0.41)
Employee share-based compensation costs	0.22	0.42
Listing and related expenses	(0.22)	-
Adjusted Diluted Earnings/(Loss) Per Share	(0.39)	0.01

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	489,369	456,909	452,555	383,136	26,718	67,787
Customer promotional expenses	669,663	462,042	74,086	97,959	6,010	4,330
Service cost	-	-	(219,020)	(203,954)	-	-
Adjusted Margin	1,159,032	918,951	307,621	277,141	32,728	72,117

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business; statements concerning management’s beliefs as well as our strategic and operational plans; our pursuit of strategic M&A opportunities and the pipeline of prospects; the benefits of implementing the Composite Scheme of Amalgamation of Yatra India and its subsidiaries; the ability, and the expected timing, to implement the Scheme; our ability to simplify our corporate structure and operations and enhance shareholder value; and our future financial performance. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia and the evolving events in Israel, Gaza and the Middle East), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement; and Yatra India’s ability to obtain the required consents and approvals for implementing the Composite Scheme of Amalgamation of Yatra India and its subsidiaries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 800 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company (OTC) in India among key OTA players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 108,000 hotels in approximately 1,500 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2024

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2023	2024
	INR	INR	USD
	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	968,642	907,832	10,894
Other revenue	137,175	142,886	1,715
Total revenue	1,105,817	1,050,718	12,609
Other income	16,813	11,598	139

Service cost	219,020	203,954	2,448
Personnel expenses	275,799	359,249	4,311
Marketing and sales promotion expenses	131,017	92,157	1,106
Other operating expenses	395,802	380,158	4,562
Depreciation and amortization	48,271	60,922	731
Results from operations	52,721	(34,124)	(410)

Finance income	8,469	65,814	790
Finance costs	(85,438)	(28,606)	(343)
Listing and related expenses	13,983	-	-
Profit/(Loss) before taxes	(10,265)	3,084	37
Tax expense	(13,679)	(3,847)	(46)
Loss for the period	(23,944)	(763)	(9)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	70	(1,205)	(14)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences gain	15,212	3,131	38
Other comprehensive profit for the period, net of tax	15,282	1,926	24
Total comprehensive profit/(loss) for the period, net of tax	(8,662)	1,163	15

Loss attributable to :
Owners of the Parent Company	(24,796)	(25,492)	(306)
Non-Controlling interest	852	24,729	297
Loss for the period	(23,944)	(763)	(9)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(9,516)	(23,137)	(277)
Non-Controlling interest	854	24,300	292
Total comprehensive profit/(loss) for the period	(8,662)	1,163	15

Loss per share
Basic	(0.39)	(0.41)	(0.01)
Diluted	(0.39)	(0.41)	(0.01)

Weighted average no. of shares
Basic	63,737,220	61,887,848	61,887,848
Diluted	63,737,318	61,887,848	61,887,848

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2024

(Amounts in thousands, except per share data and number of shares)

	March 31, 2024	June 30, 2024	June 30, 2024
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	73,835	96,713	1,161
Right-of-use assets	160,037	162,132	1,946
Intangible assets and goodwill*	913,434	982,449	11,790
Prepayments and other assets	755	1,612	19
Other financial assets	24,039	28,808	346
Term deposits	137,169	146,579	1,759
Other non financial assets	207,555	208,543	2,503
Deferred tax asset	10,932	10,862	130
Total non-current assets	1,527,756	1,637,698	19,654

Current assets
Inventories	53	53	1
Trade and other receivables	4,637,243	4,638,995	55,670
Prepayments and other assets	1,487,861	1,284,569	15,415
Income tax recoverable	339,316	339,641	4,076
Other financial assets	134,931	156,115	1,873
Term deposits	2,620,655	3,184,648	38,217
Cash and cash equivalents	1,741,950	1,150,842	13,811
Total current assets	10,962,009	10,754,863	129,063

Total assets	12,489,765	12,392,561	148,717

Equity and liabilities
Equity
Share capital	857	859	10
Share premium	20,511,478	20,535,209	246,432
Treasury shares	(222,152)	(418,555)	(5,023)
Other capital reserve	378,695	393,934	4,727
Accumulated deficit	(20,266,628)	(20,292,304)	(243,517)
Total	5,032,282	5,032,282	60,390
Foreign currency translation reserve	(46,059)	(42,928)	(515)
Total equity attributable to equity holders of the Company	5,388,473	5,208,497	62,504
Non-controlling interest	2,371,799	2,396,099	28,754
Total equity	7,760,272	7,604,596	91,258

Non-current liabilities
Borrowings	114,677	92,561	1,111
Deferred tax liability	4,669	4,669	56
Employee benefits	55,850	55,379	665
Lease liability	164,418	163,802	1,966
Total non-current liabilities	339,614	316,411	3,798

Current liabilities
Borrowings	523,515	117,668	1,412
Trade and other payables	2,608,087	2,634,647	31,617
Employee benefits	41,307	43,796	526
Deferred revenue	3,360	3,217	39
Income taxes payable	251	543	7
Lease liability	51,324	51,217	615
Other financial liabilities	418,969	428,477	5,142
Other current liabilities	743,066	1,191,989	14,303
Total current liabilities	4,389,879	4,471,554	53,661
Total liabilities	4,729,493	4,787,965	57,459
Total equity and liabilities	12,489,765	12,392,561	148,717

*Pursuant to Share Purchase Agreement executed on June 19, 2024, the Company has acquired additional 49% of the equity share capital of Adventure and Nature Network Pvt. Ltd. (a Joint Venture Entity of the Group prior to acquisition of additional stake) from Snow Leopard Adventures Private Limited i.e. Joint Venture Partner for a cash consideration of INR 9.8 million resulting in a goodwill amounting to INR 29.4 million (provisional) as purchase price allocation amounts are yet to be finalised. The results for the quarter are not significantly impacted from the acquisition.

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2024

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Non-controlling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2024	857	20,511,478	(222,152)	(20,266,628)	5,032,282	378,695	(46,059)	5,388,473	2,371,799	7,760,272

Profit/(Loss) for the period				(25,492)	-			(25,492)	24,729	(763)

Other comprehensive loss
Foreign currency translation differences				-	-		3,131	3,131	-	3,131
Re-measurement gain on defined benefit plan				(776)	-		-	(776)	(429)	(1,205)
Total other comprehensive loss	-	-	-	(776)	-	-	3,131	2,355	(429)	1,926

Total comprehensive loss	-	-	-	(26,268)	-	-	3,131	(23,137)	24,300	1,163

Share based payments	-	-	-	592	-	38,972	-	39,564	-	39,564
Exercise of options	2	23,731	-	-		(23,733)	-	-	-	-
Own shares repurchase	-	-	(196,403)		-		-	(196,403)	-	(196,403)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-

Total contribution by owners	2	23,731	(196,403)	592	-	15,239	-	(156,839)	-	(156,839)

Balance as at June 30, 2024	859	20,535,209	(418,555)	(20,292,304)	5,032,282	393,934	(42,928)	5,208,497	2,396,099	7,604,596

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2024

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30, 2024
	2023	2024	2024
	INR	INR	USD

Profit/(Loss) before tax	(10,265)	3,084	37
Adjustments for non-cash and non-operating items	73,448	17,129	206
Change in working capital	36,306	681,390	8,177
Direct taxes paid (net of refunds)	(38,073)	(3,819)	(46)
Net cash flows from operating activities	61,416	697,784	8,374
Net cash flows (used in) investing activities	(109,035)	(633,673)	(7,604)
Net cash flows (used in) financing activities	(31,091)	(667,685)	(8,013)
Net decrease in cash and cash equivalents	(78,710)	(603,575)	(7,243)
Effect of exchange differences on cash and cash equivalents	27,998	12,466	150
Cash and cash equivalents at the beginning of the period	503,601	1,741,950	20,904
Cash and cash equivalents at the end of the period	452,889	1,150,842	13,811

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June 30,
(In thousands except percentages)	2023	2024
Quantitative details *
Air Passengers Booked	1,825	1,330
Stand-alone Hotel Room Nights Booked	491	417
Packages Passengers Travelled	6	7
Gross Bookings (in INR)
Air Ticketing	16,923,959	13,520,293
Hotels and Packages	2,404,142	2,398,832
Other Services	506,275	628,524
Total	19,834,376	16,547,649
Adjusted Margin (in INR)
Adjusted Margin - Air Ticketing	1,159,032	918,951
Adjusted Margin - Hotels and Packages	307,621	277,141
Adjusted Margin - Other Services	32,728	72,117
Others (Including Other Income)	153,988	154,484
Total	1,653,369	1,422,693
Adjusted Margin%**
Air Ticketing	6.8%	6.8%
Hotels and Packages	12.8%	11.6%
Other Services	6.5%	11.5%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.